Via Fax

August 11, 2008

Joanna Lam, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Fax: 202-772-9368

RE: July 21, 2008 letter from Karl Hiller

Dear Ms. Lam,

As we discussed earlier today, we enclose the amendment to our Form 10-KSB prepared in response to Mr. Karl Hiller’s July 21, 2008 letter as filed on Edgar today.

In connection with responding to your comments in the above referenced letter, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to review the enclosed proposed filing with your office at your convenience. If any additional information is needed to complete your review, please do not hesitate to contact Van Krikorian or me at 203-422-2300.

Sincerely, /s/ Jan E. Dulman --------------------------- Jan Dulman Chief Financial Officer

CC: Van Krikorian John E. Schmeltzer, III

Global Gold Corporation • 45 East Putnam Avenue • Greenwich, CT 06830
Phone: 203.422.2300 • Fax: 203.422.2330
www.globalgoldcorp.com